UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

September 2006 down 1.3% Year over Year

Mexico City, October 5, 2006, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of September 2006 decreased by 1.3% when compared to September 2005.

All figures in this announcement reflect comparisons between the 30-day period, September 1 through September 30 2005 and 2006. Transit and general aviation passengers are excluded.

Domestic
Airport	September 2005	September 2006	% Change
Cancún	166,850	180,921	8.4
Cozumel	4,906	4,296	(12.4)
Huatulco	16,322	17,602	7.8
Merida	65,142	65,992	1.3
Minatitlán	12,380	13,953	12.7
Oaxaca	35,005	26,012	(25.7)
Tapachula	13,281	13,616	2.5
Veracruz	42,722	52,907	23.8
Villahermosa	55,144	54,417	(1.3)
Total Domestic	411,752	429,716	4.4

International
Airport	September 2005	September 2006	% Change
Cancún	416,894	386,070	(7.4)
Cozumel	9,533	11,245	18.0
Huatulco	607	1,570	158.6
Merida	7,111	6,974	(1.9)
Minatitlan	255	289	13.3
Oaxaca	3,738	3,020	(19.2)
Tapachula	377	294	(22.0)
Veracruz	4,725	4,738	0.3
Villahermosa	2,973	3,213	8.1
Total Internacional	446,213	417,413	(6.5)

Total
Airport	September 2005	September 2006	% Change
Cancún	583,744	566,991	(2.9)
Cozumel	14,439	15,541	7.6
Huatulco	16,929	19,172	13.2
Merida	72,253	72,966	1.0
Minatitlan	12,635	14,242	12.7
Oaxaca	38,743	29,032	(25.1)
Tapachula	13,658	13,910	1.8
Veracruz	47,447	57,645	21.5
Villahermosa	58,117	57,630	(0.8)
ASUR Total	857,965	847,129	(1.3)

Passenger traffic continues to be adversely affected by the impact of Hurricane Wilma which hit the Yucatan Peninsula in October 2005.

Ongoing public demonstrations in the city of Oaxaca have adversely affected tourism in the area and leaded the cancellation of 79 flights to the Oaxaca airport originally scheduled for the month of September. The protests began as a teachers’ strike in May but have grown into more widespread general unrest against the Oaxaca state government. Protesters have threatened to close the airport and block regional highways, and the US State Department recently issued an advisory regarding travel to Oaxaca. We are unable at this time to predict whether or how the conflict will be resolved, or how the ongoing demonstrations may affect our operations.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: October 5, 2006